

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2010

George Feldenkreis, Chairman and Chief Executive Officer
Perry Ellis International, Inc.
3000 N.W. 107th Avenue
Miami, FL 33172

Re: Perry Ellis International, Inc.
Form 10-K
Filed April 13, 2010
File No. 000-21764

Dear Mr. Feldenkreis:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc: Kathleen L. Deutsch
        FAX: (561) 655-1109